DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

1500 – 1140 W. Pender Street
Vancouver, BC V6E 4G1
TEL 604.687.4747 | FAX 604.689.2778

700 – 2755 Lougheed Hwy.
Port Coquitlam, BC V3B 5Y9
TEL 604.941.8266 | FAX 604.941.0971

200 – 1688 152 Street
Surrey, BC V4A 4N2
TEL 604.531.1154 | FAX 604.538.2613

WWW.DMCL.CA

September 27, 2018

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor - 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs:

Re: Electrameccanica Vehicles Corp. (the "Company"
Notice Pursuant to National Instrument 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with us resigning as auditors of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated September 27, 2018, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS & BUSINESS ADVISORS